CORPORATE PRESENTATION BIO CEO February 13, 2017 Filed by PharmAthene , Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934, as amended Subject Company: PharmAthene , Inc. Commission File No.: 333 - 215891

FORWARD - LOOKING STATEMENT DISCLOSURE Any statements made in this presentation relating to future financial or business performance, conditions, plans, prospects, tre nds, or strategies and other financial and business matters, including without limitation, the potential closing date of the proposed transaction, the amo unt of PharmAthene's net cash at closing, the prospects for commercializing or selling any products or drug candidates, are forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words “may,” “could,” “shou ld, ” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to PharmAthene, Alt immune or the management of either company, before or after the anticipated merger, may identify forward - looking statements. PharmAthene and Altimmune cauti on that these forward - looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Important factors t hat may cause actual results to differ materially from the results discussed in the forward - looking statements or historical experience include risks and uncert ainties, including the failure by PharmAthene or Altimmune to secure and maintain relationships with collaborators; risks relating to clinical trials; risks re lat ing to the commercialization, if any, of PharmAthene's or Altimmune's proposed product candidates (such as marketing, regulatory, product liability, supply, c omp etition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that PharmAthene or Altimmune may lac k the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect PharmAthene 's business, financial conditions and results of operations are contained in PharmAthene's filings with the U.S. Securities and Exchange Commission, which are ava ilable at www.sec.gov. Other risks and uncertainties are more fully described in PharmAthene's Annual Report on Form 10 - K for the year ended December 3 1, 2015 filed with the SEC, and in other filings that PharmAthene makes and will make with the SEC in connection with the proposed transactions, inc lud ing the Joint Proxy Statement/Prospectus/Consent Solicitation described below under “Important Additional Information about the Merger.” Existing an d prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof. The state ments made herein speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. W hil e we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward - looking statements should not be relied upon as representin g our views as of any date after the date stated herein. 2

IMPORTANT ADDITIONAL INFORMATION ABOUT THE MERGER 3 This communication is being made in respect of the proposed merger involving PharmAthene, Inc. and Altimmune, Inc. PharmAthen e h as filed with the Securities and Exchange Commission, or SEC, a current report on Form 8 - K, which included the merger agreement and related docume nts. In addition, PharmAthene has filed a registration statement on Form S - 4 with the SEC, which contains a joint proxy statement/prospectus/conse nt solicitation and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy sta tement/prospectus/consent solicitation will be sent to the stockholders of PharmAthene and Altimmune. The joint proxy statement/prospectus contains inf orm ation about PharmAthene, Altimmune, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS/CONSE NT SOLICITATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS TH EY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS . In addition to receiving the joint proxy statement/prospectus/consent solicitation and proxy card by mail, stockholders will als o be able to obtain the joint proxy statement/prospectus/consent solicitation, as well as other filings containing information about PharmAthene, without c har ge, from the SEC ’ s website (http://www.sec.gov) or, without charge, by directing a written request to: PharmAthene, Inc., One Park Place, Suite 450, Ann apo lis, Maryland 21401, Attention: Investor Relations. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an of fer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registrati on or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in Solicitation PharmAthene and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pha rmA thene ’ s stockholders with respect to the matters relating to the proposed merger. Altimmune and its officers and directors may also be deemed a partici pan t in such solicitation. Information regarding PharmAthene ’ s executive officers and directors is available in PharmAthene ’ s proxy statement on Schedule 14A, filed with the SEC on April 29, 2016. Information regarding any interest that PharmAthene, Altimmune or any of the executive officers or directors of PharmAthene or Altimmune may have in the transaction with Altimmune will be set forth in the joint proxy statement/prospectus/consent solicitation tha t P harmAthene intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to ob tain this information by reading the joint proxy statement/prospectus/consent solicitation when it becomes available.

PHARMATHENE/ALTIMMUNE 4 are merging to create an immunotherapeutics company targeting infectious diseases PharmAthene, Inc. (NYSE MKT: PIP) and As announced January 19, 2017

COMBINED COMPANY — INVESTMENT OPPORTUNITY 5 By combining forces, we have created a diversified immunotherapeutics company with: • A portfolio of promising clinical and preclinical product candidates targeting attractive commercial markets • Innovative platform technologies for continued growth • A strong competitive position in the anthrax vaccines market – $300 million annual sales • The opportunity to leverage existing government contracting expertise to provide current and near - term revenue

KEY BENEFITS OF THE TRANSACTION AND MERGER AGREEMENT 6 Special Cash Dividend: Cash position: Financing Agreement: Synergies: Reverse Stock Split: PharmAthene’s special one - time cash dividend of $2.91/share of CS paid on February 3, 2017 Approx. $20M cash and cash commitments Commitments include not less than $3.5M in Altimmune CS prior to closing, and not less than $5.0M in combined company CS Expected realized efficiencies primarily in G&A and use of tax loss carrybacks Prior to the effective date at a ratio mutually agreed to by Altimmune and PharmAthene

KEY TERMS OF THE TRANSACTION 7 Proposed Transaction: Pro Forma Ownership: Next Steps: Name: Corporate Headquarters: Public Market: Tax - free, all stock transaction Altimmune equity holders 58.2% FD Proxy Statement / Prospectus / Consent Solicitation Stockholder meeting and vote Altimmune, Inc. Gaithersburg, MD NYSE MKT; ticker symbol ALT

PRODUCT PIPELINE 8 Novel product candidates utilizing a new approach to engage the immune system, offering fundamental advantages over competing therapies PRODUCT PRECLINICAL PHASE 1 PHASE 2 NEAR - TERM MILESTONES NasoVAX Phase 2 starts mid - 17 Initial data expected 4 Q 17 Development in concert with seasonal indication HepTcell SparVax - L Ongoing Phase 1 Initial data expected 4Q17 Phase 2 bridging study starts 2H17 Data expected 1H18 NasoShield Phase 1 starts 2H17 Data expected 1H18 Oncosyn Preclinical program Seasonal Influenza Pandemic Influenza Chronic Hepatitis B Anthrax Cancer Anthrax Vaccine Platform Technology Densigen RespirVec

PROPRIETARY PLATFORM TECHNOLOGIES 9 Two distinct, complementary vaccine platform technologies activate the immune system in different ways than traditional vaccines RespirVec • Replication - deficient adenovirus delivered intranasally to upper respiratory tract • Quick and broad activation of the immune system including antibody, cellular, mucosal and innate arms • Rapid production cycle • Product Candidates • NasoVAX • NasoShield Densigen • Activation of diseased cell killing by T cells • Innovative peptide modification improves immunogenicity (fluorocarbon tail) • Ability to target multiple pathogen antigens simultaneously • Strong, directed cellular responses without HLA restriction • Product Candidates • HepTcell • Oncosyn

10 N aso VAX SEASONAL INFLUENZA VACCINE Market • Global influenza market to reach $10.2 billion by 2022 • $2.0 billion annual U.S. flu vaccine market • FluMist $294M in 2015 Key Differentiators • Broad cross - protection against changing virus strains • Rapid protection (days rather than weeks) • Mucosal immunity at site of infection • Use in special populations including the young and old • Faster, cheaper manufacturing cycle Upcoming Milestones • Phase 2 enrollment expected to start mid - 2017, initial data expected 4Q17

11 N aso VAX: PHASE 2 CLINICAL DEVELOPMENT Part A – safety & immunogenicity of single intranasal dose (3 dose levels) • Evaluation of antibody response to both matched and divergent strains • Cellular, innate and mucosal immunity Part B starts 1H 2018 – influenza challenge study • Half challenged at day 4, remainder at standard 28 day interval • Endpoints = signs/symptoms of influenza; viral shedding • 3 cohorts of healthy adults including healthy elderly • Will include active comparator with licensed seasonal vaccine • Antibody response and other measures of immunogenicity assessed one month post - vaccination and at later timepoints to assess durability • Approximately 500 subjects to collect additional safety and immunogenicity data on chosen dose in preparation for EOP2 • Timing to overlap influenza season so that initial look at protective efficacy may be feasible • May run parallel studies in high risk special populations Monovalent H1 Proof of Concept Study Initial data 4Q 2017 Quadrivalent Dose Ranging Study FPI 2H 2018 Quadrivalent Dose Confirmation FPI EOY 2018

12 Phase 1 Chronic Hepatitis B immunotherapeutic using the Densigen technology • Ongoing Phase 1, initial data expected 4Q17 • Coverage against all known HBV strains expected • T cell activating approach offers potential for disease cure • 240 million people chronically infected worldwide with >1 million HBV - related deaths/year 6 • ~$3 billion global chronic hepatitis B market 7 6 Hepatitis B Foundation 7 Hepatitis B Therapeutics in Major Developed Markets to 2021, GBI Research, Sep. 2015 HepTcell

13 HepTcell : PRECLINICAL DATA Elicits killing of autologous cells ‘infected’ with HBV • Mouse cells with either HBV proteins or unrelated viral proteins injected into mice vaccinated with HepTcell • Within 1 day, 91.7% of HBV loaded cells were eliminated Surmounts HBV - induced immune tolerance • Immunized mice generated robust T cell response in presence of HBV infection Vaccinated animal Control animal cell+flu cell+HBV cell+flu cell+HBV

14 H epTcell : CLINICAL DEVELOPMENT Double - blinded, placebo - controlled trial in 60 patients • Chronic Hepatitis B disease population controlled with tenofovir or entecavir • Dosing at Days 1, 29, and 57 • Low vs high dose HepTcell ± IC31 adjuvant • Controlled for placebo and IC31 effects Study Objectives • Primary: Assess safety and tolerability • Secondary: T cell response • Exploratory: quantitative HBsAg levels • Initial data available 4Q 2017, late safety and quant sAg in 1H 2018 2018 • Confirm dose and explore schedule based on P1 results • Global study under IND to start mid 2018 • Anticipate 120 - 200 patients Phase 1 Phase 2

15 FUTURE GENERATION ANTHRAX VACCINES 8 Emergent BioSolutions Inc. website; 9 BioThrax MSDS • BioThrax (Anthrax Vaccine Adsorbed) is only anthrax vaccine with FDA approval • $294 million in sales in 2015 8 • Important limitations include • Protection requires 6 months and 3 injections 9 • Injection site local adverse reactions in 60 - 80% of subjects 9 • Two government funded complimentary next generation anthrax vaccines • SparVax - L – $25M NIAID contract • NasoShield – $120M BARDA contract

16 FUTURE GENERATION ANTHRAX VACCINES SparVax - L Recombinant Protective Antigen (rPA) Anthrax Vaccine • Next generation lyophilized anthrax vaccine (NIAID funded) • Highly purified recombinant protective antigen • Phase 2 bridging study anticipated 2H17 • Enhanced convenience and cost - effectiveness (PEP regimen) - 2 dose IM regimen - Enhanced convenience (prefilled syringe) • Vaccine efficacy equal to or better than the licensed product • SparVax - L suited to fulfill stockpile requirement NasoShield Recombinant Vector Anthrax Vaccine • Next generation anthrax vaccine (BARDA funded) • First - in - class virally vectored recombinant PA vaccine - Safe viral vector cannot replicate • Efficacy of single intranasal dose non - inferior to multiple injections of approved vaccine (BioThrax) • Protective immunity threshold reached in half the time and more durable than rPA - based vaccines - Protection predicted in 2 versus 5 weeks • Intranasal route for convenience and simplicity • Highly stable at refrigerated and ambient temperatures • NasoShield suited to fulfill stockpile requirement

17 S parVax - L AND N aso S hield : PRECLINICAL DATA NasoShield — Only One Dose Non - inferiority vs BioThrax Faster, more durable protection 0 5 10 15 20 25 0 20 40 60 80 100 Survival Following Challenge Days to Death (Post-Challenge) P e r c e n t s u r v i v a l Placebo NasoShield 1.5E+09 vp NasoShield 3.5E+10 vp BioThrax 1:16 dil 0 10 20 30 40 50 60 70 80 90 100 0.01 0.1 1 10 100 Study Day G M T T N A ( N F 5 0 ) NasoShield or BioThrax TNA titer correlated with 95% probability of survival BioThrax Challenge Placebo NasoShield, 3 x 10 10 vp BioThrax, 1:16, X 2 Toxin Neutralizing Antibody Lyophilized 6 years at 2 - 8 ° C SparVax - L has Maximum Stability Storage at refrigerator temperature Superior immunogenicity of SparVax - L vs SparVax Reference Standard

18 ANTHRAX VACCINE PROGRAMS Design : - 4 escalating dose cohorts with single intranasal dose - 1 cohort with highest dose repeated at day 14 - Intranasal placebo control for each cohort - Also randomized to open label AVA comparator Endpoints: - Safety and immunogenicity Design: - Randomized double - blind comparison - SparVax - L (2 dose), AVA (3 dose) and placebo Primary Endpoint: - Immunogenicity at day 28 NasoShield Phase 1 2H 2017 N=145 SparVax - L Phase 2 4Q 2017 N=36

19 COMBINED COMPANY MILESTONES Mid - 2017 2H 2017 4Q 2017 1H 2018 NasoVAX Phase 2 trial initiation NasoShield Phase 1 trial initiation SparVax - L Phase 2 bridging study NasoVAX initial Phase 2 data HepTcell initial Phase 1 data NasoShield initial Phase 1 data SparVax - L Phase 2 data We expect $20 million in cash and cash commitments at merger, plus BARDA and NIAID contract revenue, to be sufficient to fund milestones through 1Q18.

20 STRONG EXECUTIVE MANAGEMENT TEAM Bill Enright President and Chief Executive Officer Elizabeth A. Czerepak Chief Financial Officer and Executive Vice President of Corporate Development Scot Roberts, Ph.D. Chief Scientific Officer Sybil Tasker, M.D., MPH, FACP, FIDSA Senior Vice President of Clinical Research and Development Altimmune, Inc. GenVec, Inc. Altimmune, Inc. Bear Stearns Health Innoventures Altimmune, Inc. ImQuest BioSciences, Inc. Altimmune, Inc. Genocea Biosciences

David Drutz, M.D. (Chairman) – Chairman Bill Enright – CEO and Director Philip Hodges – Director Klaus Schafer, M.D. – Director Mitchel Sayare, Ph.D. – Chairman John M. Gill – CEO and Director Derace Schafer, M.D. – Director Extensive Experience Composition: Director Previous Position Altimmune PharmAthene 21 COMBINED BOARD OF DIRECTORS • Public company Board members in the life sciences industry • Valuable guidance and relationships for ongoing efforts

22 COMBINED COMPANY — INVESTMENT OPPORTUNITY By combining forces, we have created a diversified immunotherapeutics company with: • A portfolio of promising clinical and preclinical product candidates targeting attractive commercial markets • Innovative platform technologies for continued growth • A strong competitive position in the anthrax vaccines market — $300 million annual sales • The opportunity to leverage existing government contracting expertise providing current and near - term revenue

23 CORPORATE PRESENTATION February 13, 2017